Jocelyn M. Arel 617.570.1067 jarel@goodwinlaw.com	Goodwin Procter LLP Counselors at Law 100 Northern Avenue Boston, MA 02210 T: 617.570.1000 F: 617.321.4344

February 8, 2017

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Office of Transportation and Leisure

Re:	Yatra Online, Inc.
Registration Statement on Form F-1
Filed January 23, 2017
File No. 333-215653

Dear Mr. Dobbie:

This letter is submitted on behalf of Yatra Online, Inc. (the “Company”) in response to a comment set forth in the letter, dated February 3, 2017 (the “Comment Letter”), of the staff of the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 filed on January 23, 2017 (the “Registration Statement”). The response provided below was based upon information provided to Goodwin Procter LLP by the Company and the selling shareholders named in the Registration Statement (the “Selling Shareholders”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with our response below. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

General

1.	Please provide us your analysis as to why each of the selling shareholders should not be deemed underwriters pursuant to Securities Act Rule 145(c). To the extent they are, please name them as underwriters, revise to state a fixed price for the securities they are offering, and confirm that they will be subject to the applicable prospectus delivery requirements of the Securities Act. If they are not, please provide us a basis for your conclusion, including a discussion of whether such selling shareholders were a party to or an affiliate of a party to the business combination transaction discussed in this prospectus.

Response:

We have reviewed the Staff’s comment and respectfully do not believe that any of the Selling Shareholders should be considered an underwriter pursuant to Rule 145(c) of the Securities Act of 1933, as amended (the “Securities Act”). In reaching this conclusion, we have considered Question 612.09 of the Compliance and Disclosure Interpretations for Securities Act Rules Telephone Interpretation D-29 (“CDI 612.09”), which is repeated below for reference:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. . . The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We have examined each of the enumerated factors in CDI 612.09 and believe that the facts demonstrate that the Selling Shareholders are engaged in secondary resales and are not acting as underwriters on behalf of the Company.

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Company, the Staff’s interpretation will have a significant impact on the ability of the Selling Shareholders to sell their Ordinary Shares as the offering would have to be made on a fixed-price basis (i.e., the Selling Shareholders would not be able to sell their Ordinary Shares at prevailing market prices) since the Company is not eligible to use a registration statement on Form F-3 for a primary offering and the Selling Shareholders would be deemed to be “underwriters” with respect to the offering (with the attendant liabilities under Section 11 of the Securities Act). Because recharacterizing the offering as a primary offering on behalf of the Company has such a significant impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies, such as the Company, to raise capital, the Company respectfully submits the relevant facts and circumstances which are set forth below.

Background

The Company is seeking to register 6,300,000 shares of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”), which were acquired by the Selling Shareholders in several transactions that took place between July 2014 and December 2016, so that the Ordinary Shares may be offered and sold by the Selling Shareholders from time to time. The total number of Ordinary Shares that the Company is registering for resale in the Registration Statement represents approximately 18.23% of the Company’s outstanding shares.1

The following is a summary of the transactions that led to the issuance of the Ordinary Shares to the Selling Shareholders and the registration thereof pursuant to the Registration Statement.

[1]	Based on 34,551,715 shares of the Company outstanding as of February 7, 2017.

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History

An online travel agent company based in India, the Company was incorporated as a private exempted company with limited liability in the Cayman Islands on December 15, 2005 and subsequently became a public company when it completed its Business Combination (defined below) with Terrapin 3 Acquisition Corporation (“Terrapin 3”), a special purpose acquisition company, on December 16, 2016. The Business Combination is described below under “Business Combination Between the Company and Terrapin 3.” Terrapin 3 was formed in the State of Delaware on December 27, 2013 for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets (a “Potential Transaction”). On July 22, 2014, Terrapin 3 consummated its initial public offering (the “Terrapin 3 IPO”) which comprised of 21,275,000 units, each unit consisting of one share of Terrapin 3 Class A common stock, par value $0.0001 per share (each, a “Terrapin Share”), and one warrant to purchase one-half of one Terrapin Share. Simultaneously with the closing of the Terrapin 3 IPO, Terrapin 3 completed the private placement of 12,000,000 warrants, certain of which warrants were issued to MIHI LLC (“MIHI”) and Apple Orange LLC (“Apple Orange”), two of the Selling Shareholders named in the Registration Statement. Terrapin 3 raised a total of net proceeds of $218,750,000 from the Terrapin 3 IPO and concurrent private placement, which were placed in a trust account.

In connection with the Terrapin 3 IPO, MIHI entered into a Forward Purchase Contract, dated July 16, 2014, which was subsequently amended on December 16, 2016 (the “Forward Purchase Contract”), pursuant to which MIHI agreed to purchase 2,000,000 Terrapin Shares and 2,000,000 warrants to purchase Terrapin Shares in a private placement for an aggregate purchase price of $20.0 million. MIHI’s obligation to consummate the purchase pursuant to the Forward Purchase Contract was conditioned upon the consummation of a Potential Transaction. The Forward Purchase Contract was amended to reduce the size of MIHI’s forward purchase commitment in light of the size of the Business Combination and for the Company to assume the ongoing obligations under the Forward Purchase Contract since it, and not Terrapin 3, was going to be the surviving parent company upon the consummation of the Business Combination.

Business Combination Between the Company and Terrapin 3

After the Terrapin 3 IPO in 2014, Terrapin 3's officers and directors commenced an active search for a Potential Transaction. In May 2016, the Company was identified as a target for a Potential Transaction with Terrapin 3. After extensive arm’s length negotiations and due diligence investigations, Terrapin 3 merged with and into the Company (the “Business Combination”), becoming a partially owned subsidiary of the Company pursuant to the terms of a Business Combination Agreement, dated July 13, 2016 and as amended on September 28, 2016 (the “Business Combination Agreement”), by and among the Company, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3, MIHI (solely for the purposes set forth therein) and Shareholder Representative Services LLC. In the Business Combination, Terrapin 3 provided its stockholders with the opportunity to redeem all or a portion of their Terrapin Shares at a per-share price, payable in cash, equal to the aggregate amount per-share then on deposit in Terrapin 3’s trust account, subject to certain limitations.

Under the Business Combination Agreement, the closing of the Business Combination was subject to a number of conditions, including that the Terrapin 3 stockholders approve the Business Combination and that Terrapin 3 have, in the aggregate, not less than the required minimum cash available for distribution upon the consummation of the Business Combination (including the $20.0 million to be paid to Terrapin 3 by MIHI pursuant to the terms of the Forward Purchase Contract). Terrapin 3’s directors, officers, advisors and their affiliates were permitted to purchase Terrapin Shares or warrants in privately negotiated transactions or in the open market prior to the Business Combination, subject to any tender offer rules or going-private rules under the Securities Exchange Act of 1934, as amended. The purpose of such purchases were to have Terrapin 3’s directors, officers, advisors and their affiliates vote their shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination and satisfying the closing condition in the Business Combination Agreement that required Terrapin 3 to have, in the aggregate, not less than the required minimum cash available for distribution upon consummation of the Business Combination.

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As part of the effort to help Terrapin 3 achieve the minimum cash requirement under the Business Combination Agreement, Apple Orange, Argyle Investors LLC, Candlemaker Partners, LLLP and the Leight Family 1998 Irrevocable Trust, entities controlled by Nathan Leight, Terrapin 3’s then chairman, purchased an aggregate of 1,841,500 Terrapin Shares in the open market as well as in a private transaction from a large stockholder that had indicated its intent to redeem its Terrapin Shares in the Business Combination. In addition, We Deserve Better, LLC, another entity controlled by Mr. Leight, agreed to purchase 158,500 of the Company’s Ordinary Shares directly from the Company in a private placement pursuant to a subscription agreement.

In addition, the Company entered into a subscription agreement, dated November 10, 2016, as amended on November 25, 2016 and December 3, 2016 (the “PIPE Subscription Agreement), with Fuh Hwa Securities Investment Trust Co., Ltd. (“Fuh Hwa Investment”), in its capacity as adviser to the Fuh Hwa Oriental Fund (“Fuh Hwa”), to obtain additional equity funding to ensure the successful closing of the Business Combination. Pursuant to the PIPE Subscription Agreement, 2,300,000 Ordinary Shares of the Company were sold to Fuh Hwa in a private placement transaction, commonly referred to as a private investment in public equity, or “PIPE,” for an aggregate purchase price of $23.0 million. The closing of the PIPE was conditioned upon the closing of the Business Combination.

Given the different contexts in which the Selling Shareholders acquired the Company’s Ordinary Shares, we have analyzed each of the factors enumerated in CDI 612.09 separately for each of the Selling Shareholders.

Analysis

Fuh Hwa Oriental Fund

Fuh Hwa was not an Affiliate of Terrapin 3 or the Company for Purposes of Rule 145(c)

Prior to its acquisition of the Ordinary Shares pursuant to the PIPE Subscription Agreement, Fuh Hwa had no material relationship with Terrapin 3 or the Company, other than the fact that Fuh Hwa Investment was a non-controlling shareholder of Terrapin 3. Fuh Hwa was neither controlled by, nor under common control with, Terrapin 3 or the Company. Because Fuh Hwa was not a party to, or an affiliate of a party to, the Business Combination, we do not believe that Fuh Hwa should be deemed to be an underwriter pursuant to Rule 145(c) of the Securities Act.

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Length of Time Fuh Hwa Has Held the Ordinary Shares

On December 19, 2016, Fuh Hwa acquired the 2,300,000 Ordinary Shares in a bona fide private placement under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder pursuant to the PIPE Subscription Agreement. The Staff’s “PIPEs” interpretation is found in Interpretation 116.19 (the “PIPEs Interpretation”) and provides that no minimum holding period is required where the Company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale Registration Statement. The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the private placement. Because no specific holding period is required for a PIPE transaction to be a valid secondary offering, we believe that Fuh Hwa’s holding of the Ordinary Shares since December 19, 2016 is sufficient for a valid secondary offering.

This conclusion comports with longstanding custom and practice in the PIPEs marketplace, where investors require that a registration statement be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing). In this case, the PIPE Subscription Agreement required the Company to file with the Commission no later than 15 days following the closing of the Business Combination a registration statement registering for resale the 2,300,000 Ordinary Shares purchased by Fuh Hwa and to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable thereafter. The Company filed the Registration Statement a little over 30 days after the consummation of the Business Combination.

Circumstances Under Which the Securities Were Acquired

As described above, Fuh Hwa purchased its Ordinary Shares pursuant to the PIPE Subscription Agreement in a private transaction that was negotiated at arm’s length by unaffiliated parties. In the PIPE Subscription Agreement, Fuh Hwa made extensive representations and warranties regarding its investment intent, including representations that it was an “accredited investor” and that it was acquiring the Ordinary Shares for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Fuh Hwa also represented that it understood that the shares would be subject to transfer restrictions and, as a result of such transfer restrictions, it may not be able to readily resell its Ordinary Shares and may be required to bear the financial risk of an investment in its Ordinary Shares for an indefinite period of time.

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Fuh Hwa has been at market risk for its entire investment since the date of the closing of the PIPE. Fuh Hwa could not, after it paid for and acquired its Ordinary Shares in the private placement, immediately turn around and sell them in the public market. In addition, the certificates representing the Ordinary Shares issued in the PIPE bear restrictive legends restricting transfer absent registration or the availability of an exemption from registration.

The Company is aware that a reader of the Registration Statement may equate the registration of the Ordinary Shares with a present intent to distribute these securities. However, the Company respectfully submits that such a perspective is at odds with both market practices and the Staff’s own previous interpretive positions, including the PIPEs Interpretation. There are a number of reasons why investors in a PIPE transaction would want shares registered other than to effect an immediate resale. Many private investment funds are required to mark their portfolios to market. If portfolio securities are not registered, such investors are typically required to mark down the book value of those securities to reflect an illiquidity discount. That valuation does not depend on whether investors intend to dispose of their securities or to hold them for an indefinite period. In addition, investors are fiduciaries for their limited partners and other investors in the funds. As such, the investors have a common law duty to act prudently. Accordingly, the Company understands that they wish to have their securities in a more liquid form, whereas not registering the shares could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company. Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations. Restricted securities do not qualify as “margin stock.”

The Company further notes that the PIPEs Interpretation supports the conclusion that registration is not equivalent to a current intent to distribute. If registration did equate with such a distribution intent, then no PIPE transaction could ever occur because the mere fact of subsequent registration would presumably negate an investor’s prior representation of investment intent, which would in turn destroy any private placement exemption.

Relationship to Terrapin 3 or the Company

As discussed above, Fuh Hwa had no material relationship with Terrapin 3 or the Company prior to its acquisition of the Ordinary Shares pursuant to the PIPE Subscription Agreement, other than as a passive investor holding the securities that have been issued to it. Fuh Hwa was neither controlled by, nor under common control with, Terrapin 3 or the Company. As indicated herein, Fuh Hwa is an institutional investor. The Company has no basis to believe that Fuh Hwa does not have the ability to hold its Ordinary Shares for an indefinite period.

Amount of Resale Securities

Fuh Hwa is registering for resale all of the 2,300,000 Ordinary Shares it acquired pursuant to the PIPE Subscription Agreement. Such shares represent 6.66% of the Company’s outstanding shares.2 We note that the Staff has permitted offerings to be characterized as secondary offerings in cases where a significantly larger percentage of a company’s outstanding securities was registered for resale.

Business of Underwriting

Fuh Hwa is not in the business of underwriting securities. As an adviser to mutual funds and managed accounts, its primary business involves investing in and holding securities for the account of others. As noted above, Fuh Hwa has made representations to the Company that it has acquired the Ordinary Shares for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” To the Company’s knowledge, there is nothing to suggest that any special selling efforts or selling methods have or would take place if the Ordinary Shares were registered for resale under the Securities Act. The Company is not aware of any facts that would indicate that Fuh Hwa has conducted any road shows or taken any other actions to condition or “prime” the market for the potential resale of its shares. The Company further advises the Staff that doing so would violate the representations made by Fuh Hwa in the PIPE Subscription Agreement.

[2]	Based on 34,551,715 shares of the Company outstanding as of February 7, 2017.

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Not Acting as a Conduit for the Issuer

Fuh Hwa does not have an underwriting relationship with the Company and Fuh Hwa is not receiving a finder’s fee, commission or other payment from the Company in connection with the sale of any of the Ordinary Shares registered for resale in the Registration Statement. Given the nature of the private placement transaction pursuant to which the Ordinary Shares were issued to Fuh Hwa and the characteristic of the investor as described above, the Company respectfully submits that the Selling Shareholder is not acting as a conduit or “alter ego” of the Company. Instead, the Company respectfully submits that the registration of the Ordinary Shares is simply a secondary offering as required under the PIPE Subscription Agreement.

MIHI

MIHI was not an Affiliate of Terrapin 3 or the Company for Purposes of Rule 145(c)

MIHI was not a party to the Business Combination nor was it an “affiliate” of a party to the Business Combination as such term is defined in Rule 145 of the Securities Act. While MIHI was a party to the Business Combination Agreement, it was solely with respect to Article X and for purposes of preventing a waiver of closing conditions which might adversely affect the Forward Purchase Contract. The only party to the Business Combination other than the Company was Terrapin 3. As described below, MIHI was not an affiliate of either Terrapin 3 or the Company.

The term “affiliate” is defined in Rule 405 of the Securities Act as a “person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control” with an issuer. The term “control” in turn is defined in Rule 405 as the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The concept of control has been the subject of numerous judicial and administrative opinions. The Staff has made clear that securities ownership and board representation do not automatically result in control person or affiliate status. The Staff has stated:

“A person’s status as an officer, director, or owner of 10% of the voting securities of a company is not necessarily determinative of whether such person is a control person of a controlling group of persons. His status. . . is one fact which must be taken into consideration, but. . . an individual’s status as a control person or member of a controlling group is still a factual question which must be determined by considering other relevant facts. . .”3

Immediately prior to the consummation of the Business Combination, MIHI and its affiliates beneficially owned approximately 25.9% of Terrapin 3’s outstanding common stock. However, a large part of such beneficial ownership resulted from ownership of warrants, which had not been exercised. Although MIHI had the right to designate one of five directors to Terrapin 3’s board of directors, neither MIHI nor Terrapin 3 viewed MIHI to be an affiliate of Terrapin 3. MIHI’s designee on the board was Rob Redmond, a former employee of an affiliate of MIHI who was engaged in a consulting capacity by such affiliate and who had no voting or dispositive control over the shares of Terrapin 3 common stock owned by MIHI. At the time the Business Combination was submitted to a shareholder vote, Rob Redmond was no longer an employee of the MIHI affiliate. Upon consummation of the Business Combination, MIHI’s right to designate a director to Terrapin 3’s board of directors terminated. No employees or former employees of MIHI were officers of Terrapin 3.

[3]	American Standard: David A. DeWahl on behalf of American Society of Corporate Secretaries, SEC No-Action Letter (Oct. 11, 1972).

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As of the date of this letter, MIHI and its affiliates beneficially own approximately 16.32% of the Company’s outstanding shares.4 However, a large part of such beneficial ownership results from ownership of warrants, which have not been exercised. Counting only securities which are currently able to be voted, MIHI’s beneficial ownership would be 9.8%. Pursuant to the Investor Rights Agreement, MIHI has the right to designate one representative to attend the Company’s board meeting in a nonvoting observer capacity so long as it owns at least 5% of the outstanding Ordinary Shares of the Company. The mere fact that MIHI beneficially owns 16.32% of the Company’s outstanding shares and has board observational rights does not, in the Company’s determination, cause MIHI to be an affiliate of the Company. MIHI does not directly or indirectly, through intermediaries or otherwise, control, nor in the past has it controlled, the Company. MIHI does not possess the power, directly or indirectly, to nominate an individual to the Company’s board of directors or to control voting of certain issues. Further, MIHI does not have the ability, by contract or otherwise, to affect the management or policies of the Company. In addition, other factors that commonly indicate a controlling relationship also are absent—there are no familial, debtor-creditor or other business relationships between the Company or any of its directors or officers, on the one hand, and MIHI, on the other hand. Accordingly, given the lack of any control relationship between MIHI and the Company, the Company does not believe that MIHI should be deemed to be an affiliate, as it is not in control or under common control with the Company.

Since MIHI was neither a party to the Business Combination nor an affiliate of Terrapin 3, MIHI should not be deemed to be an underwriter under Rule 145(c) of the Securities Act in the resale of the Ordinary Shares.

Notwithstanding the above, the facts and circumstances delineated below further justify a finding that MIHI should not be deemed an underwriter based on guidance from the Commission on when a secondary offering should be treated as a primary offering (CDI 612.09).

Length of Time MIHI Has Held the Ordinary Shares

MIHI was one of the initial stockholders of Terrapin 3. MIHI is a long-term, private investor whose investments have been at market risk for a substantial period of time. As noted above, MIHI has been an investor in Terrapin 3 since the Terrain 3 IPO in July 2014. The Ordinary Shares issued pursuant to the Forward Purchase Contract represent a continuation by this Selling Shareholder of its long-standing investment in Terrapin 3 and now the combined company and the consummation of an agreement entered into in connection with the Terrapin 3 IPO more than two years prior to the filing of the Registration Statement. The Ordinary Shares to be registered for resale in the Registration Statement reflect only a portion of the securities of the Company held by MIHI. In addition to the Ordinary Shares covered in the Registration Statement, MIHI LLC owns 1,105,782 shares of Terrapin 3’s Class F common stock5 and warrants to purchase 2,645,000 Ordinary Shares. MIHI LLC has agreed, with certain exceptions, not to transfer, assign or sell any of its shares of Terrapin’s Class F common stock issued prior to the Terrapin 3 IPO until the earlier of (i) December 16, 2017 or (ii) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property; provided that the foregoing lock-up will terminate if the last sale price of the Company’s Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing May 15, 2017. MIHI acquired the Ordinary Shares pursuant to the Forward Purchase Contract with the view that it would bear the market risk of holding the Ordinary Shares as an investment, and not with a view to distribution. Even if the 2,000,000 Ordinary Shares are sold, MIHI will continue to bear the risk of ownership of the other securities that MIHI holds in the Company.

[4]	Based on 34,551,715 shares of the Company outstanding as of February 7, 2017.
[5]	Commencing November 16, 2017, holders of Terrapin 3’s Class F common stock, subject to contractual lock-up agreements, will be entitled to exchange their shares of Terrapin 3’s Class F common stock for the Company’s Ordinary Shares (on a share for share basis) and, upon such exchange, an equal number of Class F shares held by the exchanging shareholder will be converted by the Company into 0.00001 of an Ordinary Share for each Class F share converted. The right to make such exchange will expire on December 16, 2021.

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Circumstances Under Which the Securities Were Acquired

The Ordinary Shares purchased by MIHI pursuant to the Forward Purchase Contract were issued for cash in a bona fide private placement under Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder in connection with the Business Combination. The transaction has the traditional characteristics of a private investment and has no signs of being a “disguised underwriting” by MIHI. In a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public, and the issuer sells the securities to the underwriter at a negotiated (and usually slight) discount to the public offering price, with the “spread” between the two prices representing the underwriter’s compensation for its selling efforts and for bearing market risk. MIHI purchased the Ordinary Shares in the absence of any agreement or arrangement regarding the price at which it might later resell the Ordinary Shares to the public pursuant to the Registration Statement. As such, unlike a traditional underwriter, MIHI has taken full investment risk with regard to the Ordinary Shares it acquired, and there is no certainty that it will receive a premium on the resale of any of the Ordinary Shares.

In the Forward Purchase Contract, MIHI represented that it was an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act, including an acknowledgment that the sale contemplated in the Forward Purchase Contract was made in reliance on a private placement exemption to “accredited investors” within the meaning of Section 501(a) of Regulation D under the Securities Act or similar exemption under state law, and that it was purchasing the securities contemplated in the Forward Purchase Contract solely for investment purposes, for its own account and not for the account or benefit of any other person, and not with a view towards the distribution or dissemination thereof. It also represented that it understood that the securities were being offered in a transaction not involving a public offering within the meaning of the Securities Act, that it understood that the securities would be “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and, as a result of such transfer restrictions, it may not be able to readily resell its Ordinary Shares and may be required to bear the financial risk of an investment in its Ordinary Shares for an indefinite period of time.

MIHI has been at market risk for its entire investment for more than two years, from July 16, 2014 (the date that it committed to purchase the Ordinary Shares pursuant to the Forward Purchase Contract) to the date of this letter. Since that date, MIHI has had no mechanism to redeem, put or otherwise require the Company to repurchase such securities. MIHI also could not, after it agreed to purchase the Ordinary Shares, immediately turn around and sell them in the public markets. The certificates representing the Ordinary Shares issued in the private placement bear restrictive legends restricting transfer absent registration or the availability of an exemption from registration.

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Relationship to Terrapin 3 or the Company

The Business Combination Agreement and the transactions contemplated thereby, including the Forward Purchase Contract and the Investor Rights Agreement, dated as of December 16, 2016, by and among the Company, MIHI LLC and the other investors named therein (the “Investor Rights Agreement”), were the product of extensive arm’s length negotiations between the applicable parties. The Investor Rights Agreement provides MIHI and certain other investors the right to have the Company register the resale of securities owned by them, including the 2,000,000 Ordinary Shares owned by MIHI, when the Company becomes eligible to use a registration statement on Form F-3 or its successor form. The Investor Rights Agreement also provides MIHI and such other investors with demand and “piggy-back” registration rights, subject to certain minimum requirements and customary conditions. The registration rights granted to MIHI under the Investor Rights Agreement are customary registration rights that were negotiated at arm’s length by MIHI and the other investors named therein. The registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Further, the registration of MIHI’s 2,000,000 Ordinary Shares was not a condition precedent to the Business Combination or MIHI’s acquisition of the 2,000,000 Ordinary Shares. As a result, MIHI has borne the risk that the Company would fail or be unable to register the securities. The risk being borne by MIHI is evidence that the proposed offering is not a primary offering by or on behalf of the Company.

The Company further advises the Staff that the sale by MIHI of the 2,000,000 Ordinary Shares is not analogous to a primary offering by the Company. Pursuant to the Investor Rights Agreement, MIHI has a contractual right to have the Company register its Ordinary Shares on its behalf, but the Company has no right to receive any financial benefit from the sale of the Ordinary Shares by MIHI. The Company will not receive any of the proceeds from the resale of the Ordinary Shares by MIHI under the Registration Statement. Although the question of who receives the proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefit from the sale of the Ordinary Shares by MIHI further supports the Company's conclusion that the proposed offering by MIHI is not a primary offering on behalf of the Company.

Amount of Resale Securities

MIHI is registering for resale 2,000,000 of the Company’s Ordinary Shares, which represent 5.79% of the Company’s outstanding shares.6 We understand that the Staff is concerned about public resales of securities representing a high percentage of an issuer’s public float. We note that the Staff has permitted offerings to be characterized as secondary offerings in cases where a significantly larger percentage of a company’s outstanding securities was registered for resale.

[6]	Based on 34,551,715 shares of the Company outstanding as of February 7, 2017.

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Business of Underwriting

Macquarie Capital (USA) Inc., an affiliate of MIHI, was a party to the amended and restated letter agreement, dated July 13, 2016, by and among the Company, Terrapin 3, and Macquarie Capital (USA) Inc., pursuant to which the Company engaged Macquarie Capital (USA) Inc., a registered broker-dealer, to act as its financial advisor in connection with the Business Combination. Macquarie Capital (USA) Inc. was paid approximately $1.5 million for its services in connection with the Business Combination. In addition, until July 16, 2017, the Company has agreed to offer Macquarie Capital (USA) Inc. a right of first refusal to engage Macquarie Capital (USA) Inc. to act as its investment banker on certain potential future transactions. As of the date hereof, the Company has not offered to engage Macquarie Capital (USA) Inc. for any such future transactions.

While MIHI is an affiliate of a broker-dealer, MIHI is not in the business of buying and selling securities and purchased the Ordinary Shares in its individual capacity and not on behalf of its broker-dealer affiliate. As discussed above, MIHI bought the Ordinary Shares privately for its own account in the ordinary course of business.  Further, it represented to the Company that it had no agreements or understandings, directly or indirectly, to distribute its Ordinary Shares. Under the Commission’s rules, a “distribution” requires special selling efforts. To the Company’s knowledge, there is nothing to suggest that any special selling efforts or selling methods have or would take place if the Ordinary Shares were registered for resale under the Securities Act. The Company is not aware of any facts that would indicate that MIHI has conducted any road shows or taken any other actions to condition or “prime” the market for the potential resale of its shares. The Company further advises the Staff that doing so would violate the representations made by MIHI.

Not Acting as a Conduit for the Issuer

MIHI does not have an underwriting relationship with the Company and MIHI is not receiving a finder’s fee, commission or other payment from the Company in connection with the sale of any of the Ordinary Shares registered for resale in the Registration Statement. When taken together, the circumstances demonstrate that MIHI is not acting as a conduit for the Company to distribute the securities being registered under the Registration Statement based on the fact that MIHI, as a long-time investor in Terrapin 3, acquired the 2,000,000 Ordinary Shares in connection with the Business Combination, the limited number of securities owned by MIHI being registered for resale in the Registration Statement, the risk borne by MIHI as an acquirer and holder of the Ordinary Shares and the fact that MIHI is not in the business of buying and selling securities. We respectfully submit that based on the foregoing analysis, MIHI is not acting as an underwriter on behalf of, or as a conduit, for the Company.

Nathan Leight and Selling Shareholders Affiliated with Nathan Leight (We Deserve Better, LLC, Apple Orange LLC, Argyle Investors LLC, Candlemaker Partners, LLLP and the Leight Family 1998 Irrevocable Trust)

Nathan Leight, one of the Selling Shareholders, is affiliated with the following Selling Shareholders: We Deserve Better, LLC (“WDB”), Apple Orange, Argyle Investors LLC (“Argyle Investors”), Candlemaker Partners, LLLP (“Candlemaker”) and the Leight Family 1998 Irrevocable Trust (the “Trust” and, together with WDB, Argyle Investors, Candlemaker and the Trust, the “Leight Affiliated Selling Shareholders”). Mr. Leight is the sole managing member of WDB, Apple Orange and Candlemaker Management LLC, which is the general partner of Candlemaker, and has sole voting and dispositive control over the securities held by WDB, Apple Orange and Candlemaker. Mr. Leight’s wife is the trustee of the Trust and Mr. Leight’s children are the beneficiaries of the Trust, which was established for estate planning purposes. The Trust is the sole managing member of Argyle Investors. In addition, as disclosed in the Form F-4 (File No. 333-213862) in connection with the Business Combination, Mr. Leight is the sole managing member of Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership LLC (each of which participated in the Business Combination as a Terrapin Sponsor) and has sole voting and dispositive control over the securities held by such Terrapin Sponsors.

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Length of Time Leight and the Leight Affiliated Selling Shareholders Have Held the Ordinary Shares

Open Market and Private Purchases

On December 8, 2016, Apple Orange, Argyle Investors, Candlemaker and the Trust purchased an aggregate of 1,831,500 Terrapin Shares in a private transaction from a large stockholder that had indicated its intent to redeem its Terrapin Shares in the Business Combination. In addition, from October 6, 2016 to December 6, 2016, Mr. Leight and the Trust purchased an aggregate of 3,000 and 7,000 Ordinary Shares, respectively, from other shareholders in the open market. When the 1,841,500 Ordinary Shares were so purchased, Mr. Leight and the aforementioned Leight Affiliated Selling Shareholders were not provided with any registration rights with respect to their purchases. As a result, Mr. Leight and the aforementioned Leight Affiliated Selling Shareholders have held the risk of ownership of such Ordinary Shares since the respective dates on which they acquired the Ordinary Shares.

Private Placement

On December 19, 2016, WDB purchased 158,500 Ordinary Shares directly from the Company in a private placement pursuant to a subscription agreement, dated December 14, 2016 (the “WDB Subscription Agreement”). As described above under “Fuh Hwa Oriental Fund—Length of Time Fuh Hwa Has Held the Ordinary Shares,” no specific holding period is required for a PIPE transaction to be a valid secondary offering and the PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the private placement. Accordingly, we believe that WDB’s holding of the Ordinary Shares since December 19, 2016 is sufficient for a valid secondary offering.

Pursuant to the WDB Subscription Agreement, the Company is obligated to file with the Commission no later than 30 days following the closing of the Business Combination a registration statement registering for resale the 158,500 Ordinary Shares and to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable thereafter. The registration rights granted to WDB are customary registration rights and were not granted by the Company for the purpose of conducting an indirect primary offering. Further, the registration of the 158,500 Ordinary Shares was not a condition precedent to the Business Combination or WDB’s acquisition of the 158,500 Ordinary Shares. As a result, WDB has borne the risk that the Company would fail or be unable to register the securities. The risk being borne by WDB is further evidence that the proposed offering is not a primary offering by or on behalf of the Company.

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Circumstances Under Which the Securities Were Acquired

Open Market and Private Purchases

As mentioned above, 1,831,500 of the Ordinary Shares being registered in the Registration Statement on behalf of Mr. Leight and the Leight Affiliated Selling Shareholders were purchased from a stockholder of Terrapin 3 who had held these shares since the Terrapin 3 IPO and had indicated its intent to redeem such shares in the Business Combination. The 7,000 Ordinary Shares being registered in the Registration Statement by the Trust and the 3,000 Ordinary Shares being registered in the Registration Statement directly by Mr. Leight were purchased from other stockholders of Terrapin 3 in the open market. All of these Ordinary Shares were purchased prior to the closing of the Business Combination. As such, Mr. Leight and the Leight Affiliated Selling Shareholders acquired these Ordinary Shares in at-risk securities transactions.

Apple Orange, one of Terrapin 3’s initial stockholders, has been a long-term, private investor in Terrapin 3 since the Terrapin 3 IPO. In addition to the 404,000 Ordinary Shares, Apple Orange owns warrants to purchase 3,828,946 Ordinary Shares which became exercisable as of January 15, 2017 and will expire on December 16, 2021. As one of the initial stockholders of Terrapin 3, Apple Orange was a party to the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, Apple Orange has a contractual right to have the Company register its securities, including the 404,000 Ordinary Shares, on its behalf when the Company becomes eligible to use a registration statement on Form F-3 or its successor form. The registration rights granted to Apple Orange and certain other investors are customary registration rights that were negotiated at arm’s length by Apple Orange and the other investors named therein. The registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Further, the registration of the securities held by Apple Orange was not a condition precedent to Apple Orange’s acquisition of its Ordinary Shares. As a result, Apple Orange has borne the risk that the Company would fail or be unable to register the 404,000 Ordinary Shares that it acquired in the open market. The risk being borne by Apple Orange is further evidence that the proposed offering is not a primary offering by or on behalf of the Company.

Private Placement

The Company respectfully submits that registration for resale of the 158,500 Ordinary Shares should not equate to intent to distribute by WDB. The 158,500 Ordinary Shares were purchased in a bona fide private placement under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder pursuant to the WDB Subscription Agreement, which was negotiated at arm’s length. In the WDB Subscription Agreement, WDB made representations and warranties regarding its investment intent, including representations that it was a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), and was acquiring the Ordinary Shares for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. WDB also represented that it understood that the shares would be subject to transfer restrictions and, as a result of such transfer restrictions, it may not be able to readily resell its Ordinary Shares and may be required to bear the financial risk of an investment in its Ordinary Shares for an indefinite period of time. The certificates representing the Ordinary Shares issued in the private placement bear restrictive legends restricting transfer absent registration or the availability of an exemption from registration. The Company respectfully advises the Staff that there is no evidence that WDB had any plan to effect a distribution of all or a significant portion of the Ordinary Shares. Accordingly, the Company respectfully submits that there is nothing about the circumstances of the WDB Subscription Agreement that indicates that the transaction was anything other than a bona fide private placement of securities with a sophisticated institutional investor designed to meet the Company’s immediate and longer-term working capital requirements. See “Fuh Hwa Oriental Fund—Circumstances Under Which the Securities Were Acquired,” for a description of the reasons why investors in a PIPE transaction would want shares registered other than to effect an immediate resale.

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Relationship to Terrapin 3 or the Company

Rule 405 defines an “affiliate” as a person that controls an issuer and defines “control” as the power to direct corporate management or policies by virtue of share ownership, contract or otherwise. As noted above in “MIHI—Relationship to Terrapin 3 or the Company” above, although the Staff has made clear that securities ownership and board representation do not automatically result in control person or affiliate status, the Staff has declined to express a view on specific factors that would result in a person being deemed to “control” an issuer. Consequently, resolution of the issue turns on the definition of “control” under Rule 405 in light of the facts and circumstances of each case.

Immediately prior to the consummation of the Business Combination, Mr. Leight was the Chairman of Terrapin 3 and owned, directly or indirectly, approximately 32.2% of Terrapin 3’s outstanding common stock. As Chairman and significant stockholder of Terrapin 3, Mr. Leight had the ability to exert his control over Terrapin 3. He was involved in the management of Terrapin 3, he had authority to direct the corporate actions of Terrapin 3 and had general involvement in or knowledge of events occurring within Terrapin 3’s business and operations. Accordingly, Mr. Leight was considered an affiliate of Terrapin 3. Upon the consummation of the Business Combination, when Mr. Leight ceased being a Chairman of Terrapin 3, he ceased to be an affiliate of Terrapin 3. In addition, in connection with the Business Combination, Apple Orange, an entity controlled by Mr. Leight and a long-term investor in Terrapin 3 that held approximately 13.9% of Terrapin 3’s outstanding common stock immediately prior to the consummation of the Business Combination, was a party to the Investor Rights Agreement. For a description of the Investor Rights, Agreement, see “Nathan Leight and Selling Shareholders Affiliated with Nathan Leight (We Deserve Better, LLC, Apple Orange LLC, Argyle Investors LLC, Candlemaker Partners, LLLP and the Leight Family 1998 Irrevocable Trust)—Circumstances Under Which the Securities Were Acquired—Open Market and Private Purchases” above.

As of the date of this letter, Mr. Leight, directly or indirectly, owns approximately 20.28% of the Company’s outstanding shares.7 Mr. Leight is not an officer or director of the Company. Through his control of certain of the Terrapin Sponsors, Mr. Leight has the right to nominate an individual for election to the Company’s board of directors upon the resignation, removal, death or disability of the director initially designated by the Terrapin Sponsors pursuant to the terms of the Business Combination Agreement and to re-nominate such director for two successive times, as well as designate one representative to attend the Company’s board meeting in a nonvoting observer capacity so long as the Terrapin Sponsors collectively own at least 5% of the Company’s Ordinary Shares. However, the mere fact that Mr. Leight, directly or through affiliated entities, owns in excess of 20% of the Company’s outstanding shares and has the right to appoint one member to the Company’s board of directors (which is currently comprised of six members) and designate a nonvoting board observer do not, in the Company’s determination, cause Mr. Leight to be an affiliate of the Company. Mr. Leight does not directly or indirectly, through intermediaries or otherwise, control, nor in the past has it controlled, the Company. Mr. Leight does not possess the power, directly or indirectly, to control voting of certain issues in the Company, other than through his ownership of securities in the Company. Further, Mr. Leight does not have the ability, by contract or otherwise, to affect the management or policies of the Company. The Company receives certain administrative and professional services from Terrapin Partners, LLC, a private equity and venture capital firm where Mr. Leight is the managing member, in return for a monthly fee of $5,000. The arrangement was negotiated on an arm’s length basis and the Company believes that the terms of the arrangement with Terrapin Partners, LLC are fair and in the best interests of the Company. Other than this arrangement, there are no familial, debtor-creditor or other business relationships between the Company or any of its directors or officers, on the one hand, and Mr. Leight and its affiliated entities, on the other hand. In addition, other factors that commonly indicate a controlling relationship such as a familial or debt-creditor relationship are also absent. Accordingly, given the lack of any control relationship between Mr. Leight (either directly or through affiliated entities) and the Company, the Company does not believe that Mr. Leight and the affiliated entities, including the Leight Affiliated Selling Shareholders, should be deemed to be an affiliate, as they are not in control or under common control with the Company.

[7]	Based on 34,551,715 shares of the Company outstanding as of February 7, 2017.

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However, even if Mr. Leight or the Leight Affiliated Selling Shareholders were deemed to be an affiliate of the Company, for the reasons set forth below, we do not believe that such affiliate status would impact the analysis as to whether Mr. Leight and the Leight Affiliated Selling Shareholders should be deemed underwriters for purposes of the Registration Statement.

The Company notes the Staff’s prior interpretive positions which advises that, in certain contexts, a selling shareholder’s status as a control person alone is not dispositive of a disguised primary offering on behalf of an issuer. In Compliance and Disclosure Interpretation, Securities Act Rules, Question 216.14 (“CDI 216.14”), the Staff acknowledged that an affiliate with a large shareholding may engage in secondary offerings that are not deemed to be by or on behalf of the registrant: “Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” Compliance and Disclosure Interpretation, Securities Act Rules, Question 212.15 similarly provides that affiliates may make secondary offerings under Rule 415(a)(1)(i) under appropriate circumstances: “Rule 415(a)(1)(i) excludes from the concept of secondary offerings sales by parents or subsidiaries of the issuer. Form S-3 does not specifically so state; however, as a practical matter, parents and most subsidiaries of an issuer would have enough of an identity of interest with the issuer so as not to be able to make “secondary” offerings of the issuer’s securities. Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” In Compliance and Disclosure Interpretation, Securities Act Rules, Interpretation 612.12 (“CDI 612.12”), the Staff took the position that even a single affiliate holding as much as 73% of the equity of an issuer may effect a valid secondary offering if circumstances do not otherwise indicate that the affiliate is acting as an alter ego of the issuer. CDI 612.12 states, in relevant part: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a) (4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” The 73% ownership block discussed in CDI 612.12 is significantly greater than Mr. Leight and the Leight Affiliated Selling Shareholders’ ownership of the Company. We believe these interpretative positions support the Company’s view that the Company can register a valid secondary offering of its shares on behalf of a controlling stockholder, unless other facts indicate that the controlling stockholder is acting as a conduit for the issuer. We believe that this is the case notwithstanding Rule 145(c) of the Securities Act, which provides that a person who is an affiliate of a party to a transaction specified in paragraph (a) of Rule 145 in which one of the parties is a shell company is deemed a to be underwriter for purposes of that Rule. This presumptive underwriter status for purposes of Rule 145 does not change the general analysis of whether a selling stockholder is an underwriter in a registered offering, or whether a secondary offering should be characterized as a primary offering.

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The Staff’s prior interpretive positions support the proposition that control status is not dispositive in determining whether an offering is a valid secondary offering. As there are no other facts which indicate that Mr. Leight or any of the Leight Affiliated Selling Shareholders is acting as a conduit for the Company, the Company does not believe that the affiliate status of any Selling Shareholder should be indicative of an indirect primary offering on behalf of the Company.

Amount of Resale Securities

As discussed above, Mr. Leight and the Leight Affiliated Selling Shareholders are registering for resale 2,000,000 of the Company’s Ordinary Shares, which represent 5.79% of the Company’s outstanding shares. We understand that the Staff is concerned about public resales of securities representing a high percentage of an issuer’s public float. We note that the Staff has permitted offerings to be characterized as secondary offerings in cases where a significantly larger percentage of a company’s outstanding securities was registered for resale.

Business of Underwriting

The Company advises the Staff that Mr. Leight, Apple Orange, Argyle Investors, Candlemaker and WDB are investors and that the Trust is an estate planning vehicle established for the benefit of Mr. Leight’s children who are the beneficiaries of the Trust. Accordingly, they are not in the business of buying and selling securities, nor are they acting as a conduit for the Company. Each of Mr. Leight and the Leight Affiliated Selling Shareholders has made an investment decision to acquire the Ordinary Shares and has advised the Company that it purchased or acquired the Ordinary Shares in the ordinary course of business and that at the time of the purchase or acquisition of the Ordinary Shares to be sold hereunder, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

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Not Acting as a Conduit for the Issuer

Neither Mr. Leight nor any of the Leight Affiliated Selling Shareholders has an underwriting relationship with the Company and they are not receiving a finder’s fees, commission or other payment from the Company in connection with the sale of any of the Ordinary Shares registered for resale in the Registration Statement. In addition, the Company will not receive any proceeds from the resale of the Ordinary Shares registered on behalf of Mr. Leight and the Leight Affiliated Selling Shareholders under the Registration Statement. The Company acknowledges that who will receive the proceeds from the sale is not the only factor to consider, but the Company believes where, as here, the Company has no economic interest tied to the resales of securities offered at market prices, this is additional support for the Company’s position that the offering of such securities is truly a secondary, rather than primary, offering. In addition, to the Company’s knowledge, there is nothing to suggest that any special selling efforts or selling methods have or would take place if these Ordinary Shares were registered for resale under the Securities Act. The Company is not aware of any facts that would indicate that Mr. Leight and the Leight Affiliated Selling Shareholders have conducted any road shows or taken any other actions to condition or “prime” the market for the potential resale of their shares. The Company further advises the Staff that doing so would violate the representations made by Mr. Leight and the Leight Affiliated Selling Shareholders. We respectfully submit that based on the foregoing analysis, Mr. Leight and the Leight Affiliated Selling Shareholders are not acting as an underwriter on behalf of, or as a conduit, for the Company.

*     *     *     *

For all of the foregoing reasons, the Company believes that the Selling Shareholders should not be deemed underwriters pursuant to Rule 415(c) of the Securities Act.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1067.

Sincerely,

/s/ Jocelyn M. Arel

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